Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(dollars in thousands)
Income before provision for income taxes	$285,148	$123,952	$67,781	$53,525	$51,745
Interest incurred	59,024	47,188	26,783	21,908	26,012
Less interest capitalized	(59,024)	(47,188)	(26,783)	(21,681)	(20,455)
Amortization of capitalized interest included in cost of sales	62,671	36,376	28,109	20,537	21,373
Cash distributions of income from unconsolidated joint ventures	—	37,501	24,621	18,404	24,865
Less equity in loss (income) of unconsolidated joint ventures	699	(31,236)	(27,748)	(22,384)	(24,416)

Earnings	$348,518	$166,593	$92,763	$70,309	$79,124

Interest incurred
Interest expensed	$—	$—	$—	$227	$5,557
Interest capitalized	59,024	47,188	26,783	21,681	20,455

Fixed Charges	$59,024	$47,188	$26,783	$21,908	$26,012

Ratio of Earnings to Fixed Charges	5.91x	3.53x	3.46x	3.21x	3.04x